FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2021

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪	Net income of Enel Chile S.A. reached a Ch$ 63,440 million profit as of June 2021 compared to a Ch$ 327,941 million loss for the same period of 2020. This improvement is mainly explained by the greater impairment losses booked in June 2020 amounting to Ch$ 693,060 million related to the disconnection of Bocamina II coal fired power plant. Net income for Q2 2021 reached Ch$ 19,717 million, which represents a Ch$ 418,651 million increase when compared to Q2 2020.

▪	When excluding the extraordinary effects related to Bocamina II and the Ch$ 17,603 million in expenses booked in 2021 related to the Group’s 2021-2024 digitalization strategy, the Company’s net income declined 44.9% to Ch$ 85,887 million as of June 2021, compared to Ch$ 155,785 million adjusted net income as of June 2020. When applying the same adjustments to quarterly figures, net income for Q2 2021 declined 59.0% from Ch$ 84,793 million in Q2 2020 to Ch$ 34,723 million for Q2 2021. This reduction was mainly due to higher operating costs of the generation business in 2021.

▪	Operating revenues reached Ch$ 1,282,914 million as of June 2021, a slight 0.4% reduction when compared to June 2020, due to lower electricity sales in the Distribution and Transmission business, which were significantly offset by greater energy sales and gas sales in the generation business during the second quarter of this year. These greater sales in the generation business explain most of the 7.0% increase in operating revenues during Q2 2021 reaching Ch$ 682,062 million.

▪	Procurement and services costs amounted to Ch$ 822,384 million as of June 2021, representing a 9.4% increase when compared to June 2020, due to higher electricity purchases in the generation business. Procurement and services costs during Q2 of this year increased 19.3% to Ch$ 445,717 million, mainly explained by higher energy purchase costs and other variable procurement and services costs in the generation segment.

▪	As a result of the factors previously mentioned, the Company’s EBITDA reached Ch$ 293,840 million as of June 2021, a 26.1% reduction when compared to June 2020. When excluding the extraordinary effects mentioned previously, Enel Chile’s EBITDA decreased 20.3% to Ch$ 326,709 million. During Q2 2021, EBITDA declined 28.1% to reach Ch$ 145,516 million. When excluding extraordinary effects, EBITDA decreased 22.0% to Ch$ 167,490 million.

• 1 •

▪	Financial result went from a Ch$ 60,318 million net expense as of June 2020 to a Ch$ 92,798 million net expense as of June 2021, mainly explained by higher financial expenses and losses related to exchange rate differences. During Q2 2021, financial result amounted to a Ch$ 54,484 million net expense representing a 58.2% increase when compared to the same quarter of 2020 due to the same factors previously mentioned.

▪	Enel Chile, through its subsidiary Enel Green Power Chile (EGP Chile), added 154 MW installed capacity as of June 30, 2021, mainly solar power (125 MW), as part of its renewable project portfolio that seeks to add 2.4 GW installed capacity by 2023.

BUSINESS SEGMENT SUMMARY

Generation

▪	Net electricity generation reached 9,178 GWh as of June 2021, a 1.8% increase (+160 GWh) when compared to the same period of 2020. During Q2 2021, electricity generation reached 4,686 GWh, which is 9.9% (+423 GWh) more than the amount for the same period of 2020, mainly due to greater hydroelectric generation during this last quarter.

▪	Physical energy sales amounted to 13,164 GWh as of June 2021, 17.7% (+1,975 GWh) more than the first semester of 2020, explained by higher sales to unregulated customers mainly related to new contracts, including those transferred from Enel Distribución Chile (due to the enaction of legislation requiring distribution companies to have a single business). Similarly, during Q2 2021, physical energy sales increased 25.4% to 6,765 GWh (+1,372 GWh) due to higher sales to unregulated customers.

▪	Operating revenues amounted to Ch$ 866,784 million as of June 2021, representing a 9.2% increase when compared to June 2020, mainly explained by higher physical energy sales and gas sales. Performance during Q2 followed the same trend. Operating revenues during Q2 2021 amounted to Ch$ 463,115 million, representing a 15.4% increase when compared to Q2 2020.

▪	Procurement and services costs reached Ch$ 511,048 million as of June 2021, which represents a 34.2% increase, due to higher energy purchase costs and transportation costs, partly offset by lower fuel consumption costs. The trend in Q2 was similar. Procurement and services costs for Q2 2021 increased 43.3% to Ch$ 276,990 million, mainly due to higher electricity purchases and other variable procurement and services costs.

• 2 •

▪	Personnel expenses increased 32.2% to Ch$ 33,186 million as of June 30, 2021, when compared to the first semester of 2020 due to the higher expenses incurred in 2021 related to the Group’s digitalization strategy. Similarly, personnel expenses increased 54.9% when compared to Q2 2020 to reach Ch$ 18,623 million in Q2 2021.

▪	As a result of the abovementioned, EBITDA of the generation business reached Ch$ 266,155 million, 21.1% less than the period ended June 2020. During Q2 2021, EBITDA decreased 21.6% when compared to Q2 2020 to Ch$ 137,997 million, mainly due to greater operating costs in 2021.

	Cumulative			Quarterly
Physical Data	Jun-21	Jun-20	% Change	Q2 2021	Q2 2020	% Change

Total Sales (GWh)	13,164	11,189	17.7%	6,765	5,393	25.4%
Total Generation (GWh)	9,178	9,018	1.8%	4,686	4,263	9.9%

Distribution and Transmission

▪	Physical sales reached 8,071 GWh as of June 2021, representing a 1.6% reduction (-132 GWh) when compared to the same period of 2020, mainly explained by lower sales in the industrial and commercial customer segments primarily as a consequence of the sale of unregulated customer contracts to Enel Generación Chile (due to the enaction of legislation requiring distribution companies to have a single business). During Q2 2021 however, physical sales increased 4.5% (+175 GWh) to 4,061 GWh mainly due to greater sales in the residential customer segment and tolls.

▪	The total number of customers grew 1.5% to 2,022,833, mainly residential and commercial customers. Annual energy losses decreased 4.0% from 5.21% to 5.00% as of June 2021.

▪	Operating revenues reached Ch$ 557,291 million as of June 2021, 18.5% lower than the figure for the same period of 2020, mainly due to a lower average sales price when expressed in Chilean pesos, the distribution tariff review process, and lower physical energy sales. During Q2 2021, operating revenues followed the same trend decreasing 8.7% to Ch$ 295,864 million.

▪	Procurement and services costs decreased 17.8% to reach Ch$ 452,467 million due to lower energy purchase costs as a consequence of the lower average purchase price when expressed in Chilean pesos and also lower physical purchases, in addition to lower transportation expenses. During Q2 2021, procurement and services costs decreased 6.6% to Ch$ 246,305 million due to lower energy purchase costs and transportation expenses.

• 3 •

▪	Personnel expenses increased 88.1% to Ch$ 24,183 million when compared to June 2020, mainly due to the higher expenses incurred in 2021 related to the Group’s digitalization strategy. Similarly, personnel expenses increased 114.2% when compared to Q2 2020 to reach Ch$ 13,478 million in Q2 2021.

▪	Consequently, EBITDA of the Distribution and Transmission business decreased 47.3% when compared to June 2020 to Ch$ 43,193 million. During Q2 2021, EBITDA decreased 50.7% to Ch$ 17,652 million.

	Cumulative			Quarterly
Physical Data	Jun-21	Jun-20	% Change	Q2 2021	Q2 2020	% Change

Total Sales (GWh)	8,071	8,204	(1.6%)	4,061	3,886	4.5%
Number of Customers	2,022,833	1,992,190	1.5%	2,022,833	1,992,190	1.5%

FINANCIAL SUMMARY- ENEL CHILE

Gross financial debt of the Company increased US$ 246 million to US$ 4,398 million when compared to the balance as of June 2020. This variation was mainly explained by a bank loan for US$ 300 million of Enel Chile signed in April 2021, a US$ 100 million disbursement of a revolving credit line in May 2021 by Enel Chile, and a US$ 34 million increase in leasing liabilities (IFRS 16). These transactions were offset by the EGP Chile repayment of a bank loan for US$ 150 million in December 2020, and a US$ 38 million amortization of Enel Generación Chile’s local H and M bonds.

Liquidity available to Enel Chile is composed of the following:

•	Cash and cash equivalents	US$ 459 million.
•	Undisbursed committed credit lines (*)	US$ 387 million.

(*) Includes two committed credit lines with related parties of Enel Chile for US$ 50 million and US$ 290 million with Enel Finance International. The first is completely undisbursed and the second has disbursed US$100 million.

The average cost of Enel Chile’s debt as of June 2021 remained stable at 4.6%, when compared to the same period of 2020.

Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swaps and forward contracts that amount to US$ 359 million and US$ 279 million, respectively.

• 4 •

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 550 million.

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

>	As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2020 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021, until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an accounts receivable in favor of generation companies, limited to a maximum US$ 1,350 million. These accounts receivables are to be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the System Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

>	On December 21, 2019, the Ministry of Energy issued Law 21,194 (“Distribution Short Law”) that reduces Distribution Companies’ Rate of Return and improves the electricity distribution tariff setting process. This Law eliminates the methodology that involved weighing the results of the VAD study performed by the CNE and the VAD study performed by distribution companies with a ratio of 2:3 and 1:3, respectively, and replaces it by using only the CNE’s study. The discount rate in the calculation of the annual investment cost was also modified. The previous 10% real annual pre-tax discount rate was replaced by a 6% real annual after-tax discount rate to be applied in the following tariff setting process that began November 4, 2020. The after-tax economic rate of return of distribution companies must not be two percentage points higher or three percentage points lower than the rate determined by the CNE. The new tariff to be applied for the following tariff cycle will be defined in late 2021 or early 2022 and will be effective retroactively as of November 2020.

• 5 •

Additionally, in order to comply with the latest amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose, on January 1, 2021, Enel Transmission Chile S.A. was created from the division of Enel Distribución Chile S.A. receiving all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment.

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile and EGP Chile, which combined, have a total 7,354 MW gross installed capacity as of June 30, 2021. Enel Chile’s assets in the Generation business are diversified but concentrate on renewable energy, which represents 67% of the Company’s total installed capacity. Hydroelectric power amounts to 3,561 MW, thermal power that operate using gas, coal, or fuel oil amounts to 2,454 MW, wind generation power amounts to 642 MW installed capacity, solar generation capacity amounts to 621 MW and geothermal power represents 76 MW installed capacity.

The following chart summarizes the accumulated and quarterly physical information of our generation business segment as of June 30, 2021, and 2020:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Jun-21	Jun-20	% Change	Q2 2021	Q2 2020	% Change	Jun-21	Jun-20

Sistema Eléctrico Nacional (SEN)	13,164	11,189	17.7%	6,765	5,393	25.4%	35.5%	31.1%

• 6 •

Distribution and Transmission Segment

Our Distribution and Transmission business is carried out by our subsidiaries Enel Distribución Chile and Enel Transmisión Chile.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiary Enel Colina S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area.

Enel Transmisión Chile was created on January 1, 2021, from the division of Enel Distribución Chile and received all assets and liabilities of Enel Distribución Chile’s electricity transmission business segment, including the subsidiary Empresa de Transmisión de Chena S.A. This division was carried out to comply with the amendments issued by the Ministry of Economy, Development and Reconstruction to Electricity Law 4/2016 establishing that distribution companies are only to distribute electricity as their sole purpose.

The following chart summarizes the physical information of our Distribution and Transmission business segment for the period ended June 30, 2021, and 2020:

	Energy Sales						Energy Losses
	(GWh)
	Cumulative			Quarterly			(%)
Physical Information	Jun-21	Jun-20	% Change	Q2 2021	Q2 2020	% Change	Jun-21	Jun-20

Distribution & Transmission Business (*)	8,071	8,204	(1.6%)	4,061	3,886	4.5%	5.00%	5.21%

Other Information	Jun-21	Jun-20	% Change

Number of Customers	2,022,833	1,992,190	1.5%
Customers/Employees	3,161	2,594	21.9%

• 7 •

The following chart shows the accumulated and quarterly electricity sales revenues per business segment and customer type as of June 30, 2021, and 2020:

	Cumulative Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Jun-21	Jun-20	Jun-21	Jun-20	Jun-21	Jun-20

Generation:	801,621	749,604	(138,735)	(192,534)	662,886	557,070
Regulated customers	384,636	426,885	(135,364)	(179,154)	249,272	247,731
Non regulated customers	394,653	307,877	(3,371)	(13,380)	391,282	294,497
Spot market	22,332	14,842	-	-	22,332	14,842
Distribution & Transmission:	509,097	637,058	-	(920)	509,097	636,138
Residential	270,506	267,987	-	-	270,506	267,987
Commercial	141,885	210,791	-	-	141,885	210,791
Industrial	49,289	90,888	-	-	49,289	90,888
Other	47,417	67,392	-	(920)	47,417	66,472
Less: Consolidation adjustments	(138,735)	(193,454)	-	-	-	-

Total Energy sales	1,171,983	1,193,208	(138,735)	(193,454)	1,171,983	1,193,208

Million Chilean pesos variation in Ch$ and %	(21,225)	(1.78%)	-	-	(21,225)	(1.78%)

	Quarterly Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q2 2021	Q2 2020	Q2 2021	Q2 2020	Q2 2021	Q2 2020

Generation:	417,085	369,202	(74,255)	(90,784)	342,830	278,418
Regulated customers	203,022	210,310	(72,693)	(84,226)	130,329	126,084
Non regulated customers	204,058	146,884	(1,562)	(6,558)	202,496	140,326
Spot market	10,005	12,008	-	-	10,005	12,008
Distribution & Transmission:	268,167	300,194	-	(624)	268,167	299,570
Residential	146,665	132,447	-	-	146,665	132,447
Commercial	72,860	91,295	-	-	72,860	91,295
Industrial	24,418	43,965	-	-	24,418	43,965
Other	24,224	32,487	-	(624)	24,224	31,863
Less: Consolidation adjustments	(74,255)	(91,408)	-	-	-	-

Total Energy sales	610,997	577,988	(74,255)	(91,408)	610,997	577,988

Million Chilean pesos variation in Ch$ and %	33,009	5.71%	-	-	33,009	5.71%

• 8 •

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	STATEMENT OF COMPREHENSIVE INCOME ANALYSIS

Net income attributable to the shareholders of Enel Chile as of June 30, 2021, reached a Ch$ 63,440 million profit, which represents a Ch$ 391,381 million increase when compared to the Ch$ 327,941 million loss for the same period of 2020. Regarding the results of Q2 2021, net income attributable to the shareholders of Enel Chile reached Ch$ 19,717 million, a Ch$ 418,651 million increase when compared to Q2 2020.

The following chart compares the accumulated and quarterly figure of each item of the income statement as of June 30, 2021, and 2020:

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Jun-21	Jun-20	Change	% Change	Q2 2021	Q2 2020	Change	% Change

REVENUES	1,282,914	1,287,506	(4,592)	(0.4%)	682,062	637,573	44,490	7.0%
Sales	1,271,571	1,268,902	2,669	0.2%	674,247	620,716	53,532	8.6%
Other operating revenues	11,343	18,604	(7,261)	(39.0%)	7,815	16,857	(9,042)	(53.6%)
PROCUREMENT AND SERVICES	(822,384)	(752,095)	(70,289)	9.4%	(445,717)	(373,511)	(72,205)	19.3%
Energy purchases	(549,117)	(453,435)	(95,682)	21.1%	(300,014)	(211,297)	(88,716)	42.0%
Fuel consumption	(124,233)	(137,385)	13,152	(9.6%)	(62,032)	(90,488)	28,455	(31.5%)
Transportation expenses	(68,913)	(81,715)	12,802	(15.7%)	(28,523)	(36,700)	8,176	(22.3%)
Other variable procurement and service cost	(80,120)	(79,560)	(560)	0.7%	(55,148)	(35,027)	(20,121)	57.4%
CONTRIBUTION MARGIN	460,531	535,412	(74,881)	(14.0%)	236,346	264,061	(27,716)	(10.5%)
Other work performed by entity and capitalized	14,265	11,050	3,215	29.1%	8,455	7,422	1,034	13.9%
Employee benefits expense	(94,420)	(65,328)	(29,092)	44.5%	(52,861)	(33,855)	(19,006)	56.1%
Other fixed operating expenses	(86,535)	(83,497)	(3,039)	3.6%	(46,424)	(35,333)	(11,091)	31.4%
GROSS OPERATING INCOME (EBITDA)	293,840	397,637	(103,797)	(26.1%)	145,516	202,295	(56,778)	(28.1%)
Depreciation and amortization	(101,204)	(123,185)	21,981	(17.8%)	(50,356)	(61,926)	11,570	(18.7%)
Impairment loss (Reversal) for applying IFRS 9	(7,474)	(11,937)	4,463	(37.4%)	(3,352)	(6,782)	3,430	(50.6%)
OPERATING INCOME (EBIT)	185,162	(433,311)	618,474	(142.7%)	91,808	(562,240)	654,048	(116.3%)
NET FINANCIAL EXPENSE	(92,798)	(60,318)	(32,480)	53.9%	(54,484)	(34,430)	(20,054)	58.2%
Financial income	11,046	12,984	(1,938)	(14.9%)	6,595	7,067	(472)	(6.7%)
Financial costs	(100,512)	(74,104)	(26,408)	35.6%	(46,291)	(34,745)	(11,545)	33.2%
Gain (Loss) for indexed assets and liabilities	973	(1,373)	2,346	(170.8%)	1,740	(1,199)	2,939	N/A
Foreign currency exchange differences, net	(4,304)	2,175	(6,479)	N/A	(16,527)	(5,552)	(10,975)	197.7%
OTHER NON-OPERATING RESULTS	317	56	261	N/A	(93)	799	(892)	(111.7%)
Net Income from other investments	-	94	(94)	(100.0%)	-	94	(94)	(100.0%)
Net Income from Sale of Assets	-	-	-	N/A	-	-	-	N/A
Share of profit (loss) of associates accounted for using the equity method	317	(38)	355	N/A	(93)	704	(798)	(113.3%)
NET INCOME BEFORE TAXES	92,681	(493,573)	586,254	(118.8%)	37,231	(595,871)	633,103	(106.3%)
Income Tax	(20,537)	143,909	(164,446)	(114.3%)	(12,483)	169,689	(182,172)	(107.4%)

NET INCOME	72,144	(349,664)	421,808	(38.4%)	24,748	(426,182)	450,930	(35.2%)
Shareholders of the parent company	63,440	(327,941)	391,381	(119.3%)	19,717	(398,934)	418,651	(104.9%)
Non-controlling interest	8,704	(21,723)	30,427	(140.1%)	5,032	(27,248)	32,279	(118.5%)

Earning per share (Ch$ /share)*	0.92	(4.74)	5.66	(119.3%)	0.29	(5.77)	6.05	(104.9%)

(*) As of June 30, 2021 and June 30, 2020 the average number of paid and subscribed shares was 69,166,557,220.

• 9 •

EBITDA:

Consolidated EBITDA of Enel Chile as of June 30, 2021, amounted to Ch$ 293,840 million, which represents a 26.1% reduction when compared to Ch$ 397,637 million booked the same period of the previous year. This reduction is primarily explained by higher energy purchase costs in the generation business.

Consolidated EBITDA for Q2 2021 amounted to Ch$ 145,516 million, which represents a Ch$ 56,778 million decrease when compared to the Q2 2020, mainly explained by greater operating costs in the generation business.

Accumulated and quarterly operating revenues, operating costs, personnel, and other expenses that determine our EBITDA, broken down by business segment for the periods ended June 30, 2021, and 2020, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Jun-21	Jun-20	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Generation business revenues	866,784	793,937	72,847	9.2%	463,115	401,330	61,785	15.4%
Distribution & Transmission business revenues	557,291	683,702	(126,411)	(18.5%)	295,864	324,161	(28,297)	(8.7%)
Less: consolidation adjustments and other activities	(141,160)	(190,132)	48,973	(25.8%)	(76,916)	(87,918)	11,002	(12.5%)
Total Consolidated Revenues	1,282,914	1,287,506	(4,592)	(0.4%)	682,062	637,573	44,490	7.0%

Generation business costs	(511,048)	(380,912)	(130,137)	34.2%	(276,990)	(193,292)	(83,699)	43.3%
Distribution & Transmission business costs	(452,467)	(550,399)	97,932	(17.8%)	(246,305)	(263,559)	17,253	(6.6%)
Less: consolidation adjustments and other activities	141,132	179,216	(38,084)	(21.3%)	77,579	83,339	(5,760)	(6.9%)
Total Consolidated Procurement and Services Costs	(822,384)	(752,095)	(70,289)	9.4%	(445,717)	(373,511)	(72,205)	19.3%

Personnel Expenses	(33,186)	(25,107)	(8,078)	32.2%	(18,623)	(12,025)	(6,597)	54.9%
Other expenses by nature	(56,394)	(50,745)	(5,650)	11.1%	(29,505)	(19,915)	(9,590)	48.2%
Total Generation business	(89,580)	(75,852)	(13,728)	18.1%	(48,127)	(31,940)	(16,187)	50.7%
Personnel Expenses	(24,183)	(12,858)	(11,325)	88.1%	(13,478)	(6,293)	(7,184)	114.2%
Other expenses by nature	(37,448)	(38,521)	1,073	(2.8%)	(18,428)	(18,517)	89	(0.5%)
Total Distribution & Transmission business	(61,631)	(51,379)	(10,252)	20.0%	(31,906)	(24,810)	(7,096)	28.6%
Less: consolidation adjustments and other activities	(15,480)	(10,543)	(4,936)	46.8%	(10,796)	(5,016)	(5,780)	115.2%

EBITDA, by business segment
Generation business EBITDA	266,155	337,173	(71,018)	(21.1%)	137,997	176,098	(38,101)	(21.6%)
Distribution & Transmission business EBITDA	43,193	81,924	(38,731)	(47.3%)	17,652	35,792	(18,140)	(50.7%)
Less: consolidation adjustments and other activities	(15,507)	(21,460)	5,953	(27.7%)	(10,133)	(9,595)	(538)	5.6%

TOTAL ENEL CHILE CONSOLIDATED EBITDA	293,840	397,637	(103,797)	(26.1%)	145,516	202,295	(56,778)	(28.1%)

Generation Business EBITDA

EBITDA of our Generation Business Segment reached Ch$ 266,155 million as of June 30, 2021, which represents a Ch$ 71,018 million, or 21.1%, reduction when compared to the same period of 2020. EBITDA of this business segment during Q2 2021 declined 21.6% when compared to the same quarter of 2020.

• 10 •

The main variables that explain this result are described below:

▪	Operating revenues as of June 30, 2021, amounted to Ch$ 866,784 million, which represents a Ch$ 72,847 million, or 9.2% increase when compared to the same period of 2020, mainly due to the following:

>	A Ch$ 52,026 million increase in energy sales, mainly explained by: (i) Ch$ 105,543 million increase in physical energy sales, equivalent to +1,975 GWh, due to greater sales to unregulated customers (+2,481 GWh) primarily related to new contracts, including those transferred from Enel Distribución Chile in order to comply with new regulation regarding the single business of distribution companies, which was partially offset by lower physical sales to regulated customers (-385 GWh) and spot market sales (-121 GWh); and (ii) higher ancillary services revenue related to safety and service quality and other revenues for Ch$ 18,400 million. These effects were partly offset by: (i) a negative price effect when expressed in Chilean pesos for Ch$ 69,578 million due to the appreciation of the Chilean peso-US dollar exchange rate; and (ii) lower revenue from commodity hedges for Ch$ 2,339 million.

>	A Ch$ 36,483 million increase in other sales, mainly explained by higher gas sales revenue.

The above was partially offset by:

>	Lower other services amounting to Ch$ 7,251 million, mainly explained by less revenue from tolls due to the settlements calculated during the first semester of 2020.

>	Lower other operating revenues amounting to Ch$ 8,412 million, mainly explained by: (i) lower revenue from temporary facility leasing amounting to Ch$ 7,021 million; and (ii) lower insurance revenue for Ch$ 4,466 million. These effects were partially offset by: (i) a Ch$ 1,972 million increase in revenue from commodity hedges; and (ii) a Ch$ 1,103 million increase in other revenues.

Operating revenues during Q2 reached Ch$ 463,115 million, which represents a Ch$ 61,785 million increase when compared to the same quarter of 2020, mainly due to the following:

>	A Ch$ 47,817 million increase in energy sales, mainly explained by a Ch$ 74,574 million increase in physical energy sales (equivalent to +1,372 GWh) and greater ancillary services revenue for Ch$ 9,620 million, partially compensated by a negative price effect when expressed in Chilean pesos for Ch$ 34,388 million.

• 11 •

>	A Ch$ 31,552 million increase in other sales, mainly explained by higher gas sales revenue.

The above was partially offset by:

>	Lower other operating revenues amounting to Ch$ 10,649 million, mainly explained by lower revenue from temporary facility leasing amounting to Ch$ 7,021 million; and (ii) lower insurance revenue for Ch$ 4,466 million. These effects were partially compensated by a Ch$ 838 million increase in other revenues.

▪  Operating costs reached Ch$ 511,048 million as of June 30, 2021, a Ch$ 130,137 million increase, equivalent to 34.2%, when compared to the same period of 2020 due to the following:

>	A Ch$ 132,817 million increase in energy purchases, mainly due to higher physical purchases from other generation companies (+1,149 GWh) and on the spot market (+666 GWh) needed to satisfy unregulated customers’ higher demand in addition to a higher spot market price due to the conditions of the system.

>	A Ch$ 9,300 million increase in transportation costs, primarily due to higher tolls for Ch$ 18,710 million related to the higher cost of Tariff Revenue (“IT” in its Spanish acronym) as a consequence of higher marginal costs and decoupling from the transmission system amounting to Ch$ 16,343 million, and also the higher cost resulting from the settlements related to the contract with Transmisora Eléctrica de Quillota Ltda. for Ch$ 2,593 million. These effects were partially offset by: (i) a Ch$ 6,373 million decrease in regasification costs; and (ii) lower gas transportation costs for Ch$ 3,037 million.

>	A Ch$ 1,171 million increase in other procurement and services costs, mostly explained by higher gas commercialization costs for Ch$ 29,803 million, partially offset by: (i) lower cost of commodity hedging operations for Ch$ 16,778 million; (ii) lower thermal emissions taxes for Ch$ 5,933 million; (iii) lower cost of temporary facilities leasing for Ch$ 3,607 million; and (iv) lower expense in generation inputs for Ch$ 2,314 million (water, chemicals, etc.).

The above was partially offset by:

>	Lower fuel consumption costs for Ch$ 13,152 million mainly due to: (i) a Ch$ 12,223 million reduction in the cost of commodity hedges; and (ii) a Ch$ 7,726 million reduction in coal consumption costs related to the lower international market purchase price of coal. The aforementioned was partly offset by: (i) a Ch$ 3,260 million increase in fuel oil consumption costs; (ii) a Ch$ 2,591 million and Ch$ 174 million higher impairment loss on coal and diesel inventories, respectively, related to the disconnection of Bocamina II power plant impaired in Q2 2020.

• 12 •

Operating costs during Q2 2021 reached Ch$ 276,990 million, which represents a Ch$ 83,699 million increase when compared to the same quarter of 2020, mainly due to the following:

>	A Ch$ 82,228 million increase in energy purchases mainly explained by higher physical energy purchases from other generation companies (+527 GWh) and on the spot market (+422 GWh) needed to satisfy unregulated customers’ higher demand in addition to a higher spot market price due to the conditions of the system.

>	A Ch$ 19,873 million increase in other procurement and services costs, mainly due to: (i) higher gas commercialization costs for Ch$ 26,195 million, and (ii) higher cost of commodity hedging operations for Ch$ 4,886 million. The above was partly offset by: (i) lower thermal emission taxes for Ch$ 6,712 million; (ii) lower cost of temporary facilities leasing for Ch$ 3,132 million; and (iii) lower expense in generation inputs for Ch$ 1,364 million.

>	A Ch$ 10,052 million increase in transportation costs mainly related to higher tolls for Ch$ 13,979 million, partially offset by lower gas transportation and regasification costs for Ch$ 3,927 million.

The above was partially offset by:

>	Lower fuel consumption costs for Ch$ 28,455 million mainly due to: (i) a Ch$ 12,223 million reduction in the cost of commodity hedges; (ii) a Ch$ 9,006 million reduction in coal consumption costs related to the lower international market purchase price of coal; (iii) a Ch$ 8,151 million lower impairment loss on coal related to the disconnection of Bocamina II power plant; and (iv) a Ch$ 2,421 million lower fuel oil consumption costs. The aforementioned was partially offset by a Ch$ 3,253 million increase in gas consumption costs related to the higher purchase price of gas.

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 33,186 million as of June 30, 2021, which represents a Ch$ 8,078 million increase when compared to the same period of 2020, mainly due to: (i) higher restructuring expenses related to the Group’s 2021-2024 digitalization strategy for Ch$ 6,394 million; (ii) higher salaries for Ch$ 1,964 million related to the greater number of employees; and (iii) higher employee bonuses for Ch$ 1,445 million related to the collective bargaining processes carried out with Enel Generación Chile and EGP Chile unions. These higher expenses were partially offset by: (i) lower annual performance bonuses and other recurrent benefits amounting to Ch$ 1,273 million; and (ii) higher capitalization of personnel expenses for Ch$ 452 million.

• 13 •

During Q2 2021, personnel expenses (after capitalized personnel costs) amounted to Ch$ 18,623 million, which represents a Ch$ 6,597 million increase when compared to the same quarter of 2020, mainly explained by greater restructuring costs for Ch$ 6,394 million and lower capitalization of personnel expenses for Ch$ 297 million.

▪

Other expenses as of June 30, 2021, amounted to Ch$ 56,394 million, which represents a Ch$ 5,650 million increase when compared to the first semester of last year, mainly due to: (i) higher maintenance and repair services expenses for Ch$ 3,802 million; (ii) higher insurance premiums for Ch$ 1,444 million; and (iii) other various expenses amounting to Ch$ 404 million.

Other expenses in Q2 2021 amounted to Ch$ 29,505 million, which represents a Ch$ 9,590 million increase when compared to the same quarter of last year, mainly due to higher: (i) maintenance and repair service expenses for Ch$ 6,132 million; (ii) insurance premiums for Ch$ 1,152 million; (iii) professional, technical and administrative service costs for Ch$ 1,060 million; and (iv) other various expenses amounting to Ch$ 1,246 million.

Distribution and Transmission Business EBITDA:

EBITDA of our Distribution and Transmission Business Segment reached Ch$ 43,193 million for the six-month period ended June 30, 2021, which represents a Ch$ 38,731 million, or 47.3%, reduction when compared to the same period of last year. The main variables that explain this outcome are described below:

▪	Operating revenues for the six-month period ended June 30, 2021, amounted to Ch$ 557,291 million, which represents a Ch$ 126,411 million reduction, equivalent to 18.5%, mainly due to the following:

>	Lower energy sales revenues amounting to Ch$ 125,078 million primarily as a result of: (i) lower physical energy sales (-1,582 GWh) equivalent to Ch$ 94,250 million primarily in the commercial and industrial customer segments mostly due to the sale of unregulated customer contracts to Enel Generación Chile (-1,648 GWh), coupled with the migration of regulated clients to free market and the effect of the COVID-19 pandemic in those segments; and (ii) a lower average sales price for Ch$ 30,828 million resulting from a lower exchange rate effect and the tariff review process.

>	Lower other services revenue for Ch$ 4,006 million mainly due to: (i) less revenue from new customer connections and other services amounting to Ch$ 2,117 million; and (ii) lower tolls for Ch$ 1,890 million.

The above was partially offset by:

>	Higher other operating revenues for Ch$ 2,103 million mainly related to reversing the provision of a fine that had been imposed by the Superintendence of Electricity and Fuel (“SEC” in its Spanish acronym) amounting to Ch$ 1,851 million after the Supreme Court’s ruling in favor of Enel Distribución Chile.

• 14 •

Operating revenues for Q2 2021 amounted to Ch$ 295,864 million, which represents a Ch$ 28,297 million reduction, equivalent to 8.7%, when compared to the same quarter of 2020 mainly due to lower energy sales amounting to Ch$ 30,262 million primarily as a result of lower physical energy sales (-577 GWh) mainly in the commercial and industrial customer segments mostly due to the sale of the unregulated customer contracts to Enel Generación Chile. The later was partly offset by greater other operating revenues for Ch$ 2,876 million, mainly related to the reversal of the provision of the SEC fine for Ch$ 1,851 million.

▪	Operating costs as of June 30, 2021, reached Ch$ 452,467 million, which represents a Ch$ 97,932 million, or 17.8%, decrease mostly explained by:

>	Lower energy purchases for Ch$ 93,349 million mainly explained by lower physical purchases (-1,695 GWh) amounting to Ch$ 136,023 million, primarily due to the sale of unregulated customer contracts to Enel Generación Chile (-1,672 GWh). This effect was partially compensated by a lower average energy purchase price for Ch$ 42,726 million.

>	Lower transportation costs for Ch$ 5,704 million mainly explained by lower zonal transmission system tolls paid to transmission companies.

Operating costs for Q2 2021 amounted to Ch$ 246,305 million, which represents a Ch$ 17,253 million reduction when compared to Q2 2020, mainly due to: (i) lower energy purchases amounting to Ch$ 15,257 million primarily as a result of lower physical energy purchases (-608 GWh) during Q2 equivalent to Ch$ 48,487 million, partially offset by a higher average purchase price amounting to Ch$ 33,256 million; and (ii) lower transportation costs for Ch$ 3,727 million.

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 24,183 million for the period ended June 30, 2021, which represents a Ch$ 11,325 million increase when compared to June 2020, mainly due to: (i) higher restructuring expenses related to the Group’s 2021-2024 digitalization strategy for Ch$ 8,581 million; (ii) higher employee bonuses for Ch$ 4,663 million related to the collective bargaining processes carried out with Enel Distribución Chile and Enel Transmisión Chile unions; and (iii) higher annual performance bonuses and other recurrent benefits for Ch$ 1,250 million. These higher expenses were partially offset by: (i) higher capitalization of personnel expenses related to investment projects for Ch$ 2,698 million; and (ii) lower salaries for Ch$ 471 million resulting from a lower number of employees.

• 15 •

Personnel expenses (after capitalized personnel costs) for Q2 2021 increased Ch$ 7,184 million when compared to Q2 2020, mainly due to higher restructuring expenses for Ch$ 8,581 million, partly compensated by higher capitalization of personnel expenses related to investment projects for Ch$ 1,312 million.

▪

Other expenses for the six-month period ended June 30, 2021, reached Ch$ 37,448 million, which represents a Ch$ 1,073 million reduction when compared to the same period of 2020, mainly due to lower operating and maintenance costs primarily related to customer service (call center and meter reading) and maintenance and repair services.

Other expenses for Q2 2021 reached Ch$ 18,428 million, in line with the figure for the same period of 2020 that amounted to Ch$ 18,517 million.

Depreciation, Amortization and Impairment

The following table summarizes the accumulated and quarterly figures of Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of June 30, 2021, and 2020.

	Cumulative Figures (Figures in million Ch$)
	Jun-21			Jun-20
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	266,155	(79,458)	186,698	337,173	(797,156)	(459,983)
Distribution & Transmission business	43,193	(30,342)	12,850	81,924	(33,378)	48,546
Less: consolidation adjustments and other activities	(15,507)	1,122	(14,385)	(21,460)	(414)	(21,874)

TOTAL ENEL CHILE CONSOLIDATED	293,840	(108,678)	185,162	397,637	(830,948)	(433,311)

	Quarterly Figures (Figures in million Ch$)
	Q2 2021			Q2 2020
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	137,997	(39,373)	98,625	176,098	(746,823)	(570,725)
Distribution & Transmission business	17,652	(15,045)	2,607	35,792	(17,835)	17,957
Less: consolidation adjustments and other activities	(10,133)	710	(9,423)	(9,595)	123	(9,472)

TOTAL ENEL CHILE CONSOLIDATED	145,516	(53,708)	91,808	202,295	(764,535)	(562,240)

Depreciation, amortization, and impairment costs amounted to Ch$ 108,678 million, for the six-month period ended June 30, 2021, a Ch$ 722,271 million reduction when compared to the same period of the previous year. This variation is mainly explained by:

• 16 •

>	Lower impairment loss for Ch$ 695,826 million in the generation business explained by the impairment of coal power plant Bocamina II booked as of June 2020 within the framework of the Group’s decarbonization plan.

>	Lower depreciation and amortization for Ch$ 21,981 million mainly related to less depreciation of Bocamina II coal fired power plant for Ch$ 15,355 million in addition to less depreciation and amortization of EGP Chile Group for Ch$ 7,024 million, primarily explained by exchange rate effects.

>	Lower impairment loss for Ch$ 3,089 million in the distribution and transmission business segment related to trade accounts receivables resulting from higher collections and a higher level of payment arrangements with customers thanks to various initiatives promoted by the Company.

During Q2 2021, depreciation, amortization, and impairment expenses amounted to Ch$ 53,708 million, representing a Ch$ 710,827 million reduction when compared to the same quarter of 2020 due to: (i) a Ch$ 695,826 million reduction in the generation business explained by the impairment of coal fired power plant Bocamina II booked as of June 2020; and (ii) a Ch$ 11,570 million reduction in depreciation and amortization resulting from less depreciation of Central Bocamina II for Ch$ 6,197 million and from EGP Chile Group mainly related to exchange rate effects for Ch$ 3,986 million.

Non-Operating Income

The following chart presents Enel Chile’s accumulated and quarterly consolidated non-operating income as of June 30, 2021, and 2020:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Jun-21	Jun-20	Change	% Change	Q2 2021	Q2 2020	Change	% Change

Financial income	11,046	12,984	(1,938)	(14.9%)	6,595	7,067	(472)	(6.7%)
Financial costs	(100,512)	(74,104)	(26,408)	35.6%	(46,291)	(34,745)	(11,545)	33.2%
Gain (Loss) for indexed assets and liabilities	(4,304)	2,175	(6,479)	(297.9%)	(16,527)	(5,552)	(10,975)	197.7%
Foreign currency exchange differences, net	973	(1,373)	2,346	(170.8%)	1,740	(1,199)	2,939	(245.1%)
NET FINANCIAL EXPENSE ENEL CHILE	(92,798)	(60,318)	(32,480)	53.9%	(54,484)	(34,430)	(20,054)	58.2%

Net Income from other investments	-	94	(94)	(100.0%)	-	94	(94)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	317	(38)	355	N/A	(93)	704	(798)	(113.3%)
OTHER NON-OPERATING RESULTS	317	56	261	N/A	(93)	799	(892)	(111.7%)

NET INCOME BEFORE TAXES	92,681	(493,573)	586,254	(118.8%)	37,231	(595,871)	633,103	(106.3%)
Income Tax	(20,537)	143,909	(164,446)	(114.3%)	(12,483)	169,689	(182,172)	(107.4%)

NET INCOME OF THE PERIOD	72,144	(349,664)	421,808	(120.6%)	24,748	(426,182)	450,930	(105.8%)
Attributable to Shareholders of the parent company	63,440	(327,941)	391,381	(119.3%)	19,717	(398,934)	418,651	(104.9%)
Attributable to Non-controlling interest	8,704	(21,723)	30,427	(140.1%)	5,032	(27,248)	32,279	(118.5%)

Financial Result

The consolidated financial income of Enel Chile, as of June 30, 2021, amounted to a Ch$ 92,798 million loss, a Ch$ 32,480 million higher loss than the Ch$ 60,318 million loss booked for the same period of 2020. During Q2 2021, financial income reached a Ch$ 54,484 million loss, which represents a 58.2% higher loss than the one booked for Q2 2020. These results are primarily explained by the following:

• 17 •

Financial income decreased Ch$ 1,938 million mainly due to: (i) lower returns on short term fixed income investments amounting to Ch$ 2,526 million; and (ii) lower financial income related to customer account refinancing and other financial income for Ch$ 659 million. These effects were offset by higher income related to the Tariff Stabilization Law amounting to Ch$ 1,247 million.

During Q2 2021, financial income decreased Ch$ 472 million when compared to the same quarter of 2020, mainly due to: (i) lower financial income related to customer account refinancing and other financial income for Ch$ 1,230 million; and (ii) lower income on short term fixed income investments amounting to Ch$ 755 million. These effects were offset by higher income related to the Tariff Stabilization Law amounting to Ch$ 1,458 million.

Financial expenses increased Ch$ 26,408 million, primarily explained by higher financial expenses mostly due to: (i) factoring contracts for Ch$ 42,086 million, of which Ch$ 40,385 million are related to the sale of accounts receivables that arise from the Tariff Stabilization Law; and (ii) higher financial expenses for Ch$ 11,610 million from commercial agreements with customers. These effects were partially offset by: (i) higher capitalization of interest amounting to Ch$ 20,895 million related to the development of non-conventional renewable energy projects and a greater continuity in the development of the Los Cóndores project; and (ii) lower interest on bonds and bank loans amounting to Ch$ 7,810 million.

During Q2 2021, financial expenses increased Ch$ 11,545 million when compared to the same quarter of 2020, mainly due to: (i) higher financial expenses on factoring contracts for Ch$ 9,995 million of which Ch$ 9,046 million are related to the sale of accounts receivables that arise from the Tariff Stabilization Law; and (ii) higher financial expenses for Ch$ 11,610 million from commercial agreements with customers. These effects were partly offset by: (i) higher capitalization of interest amounting to Ch$ 9,390 million related to the development of non-conventional renewable energy projects and a greater continuity in the development of the Los Cóndores project; and (ii) lower interest on bonds and bank loans amounting to Ch$ 2,002 million.

Income related to indexation increased Ch$ 2,346 million, primarily due to: (i) a Ch$ 2,255 million greater profit from the indexation of financial instruments primarily related to financial debt and derivative instruments; and (ii) higher income from recoverable taxes for Ch$ 1,370 million. The aforementioned was partially offset by the negative effect caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of the subsidiary Enel Generación Chile located in Argentina for Ch$ 1,057 million.

During Q2 2021, income related to indexation increased Ch$ 2,939 million when compared to the same quarter of 2020, primarily due to: (i) higher income from recoverable taxes for Ch$ 2,046 million; and (ii) greater profit from the indexation of financial instruments for Ch$ 4,788 million primarily related to financial debt and derivative instruments. These effects were partially offset by: (i) a greater loss due to the indexation of non-financial assets and liabilities for Ch$ 3,210 million; and (ii) the greater negative effect caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of the subsidiary Enel Generación Chile located in Argentina for Ch$ 597 million.

• 18 •

The loss from exchange rate differences increased Ch$ 6,479 million, mainly due to lower positive exchange rate difference on: (i) trade accounts receivables for Ch$ 34,270 million that includes the Ch$ 13,331 million lower positive effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; and (ii) cash and cash equivalents for Ch$ 10,918 million.

The abovementioned was partially offset by the lower negative exchange rate difference effect on: (i) trade accounts payables for Ch$ 34,806 million that include the Ch$ 2,396 million lower negative exchange rate effect of the Tariff Stabilization Law; and (ii) other non-financial assets and liabilities for Ch$ 3,907 million.

During Q2 2021, the loss from exchange rate differences increased Ch$ 10,975 million, when compared to the same quarter of 2020 primarily due to: (i) the lower positive exchange rate difference on trade accounts receivables for Ch$ 16,289 million that includes the Ch$ 11,655 million positive effect related to the Tariff Stabilization Law; (ii) greater negative exchange rate difference on other financial liabilities related to financial debt and derivatives for Ch$ 2,674 million; and (iii) greater negative exchange rate difference on cash and cash equivalents for Ch$ 1,862 million.

The aforementioned was partially offset by the lower negative exchange rate difference effect on trade accounts payables for Ch$ 9,361 million that includes the Ch$ 4,667 million negative related to the Tariff Stabilization Law.

Corporate Taxes:

Corporate income tax reached a Ch$ 20,537 million expense as of June 30, 2021, which represents a Ch$ 164,446 million lower profit when compared to the same period of the previous year, primarily explained by: (i) a Ch$ 187,873 million lower tax income due to the impairment loss of coal fired power plant Bocamina II booked in 2020; (ii) a Ch$ 10,765 million increase in tax income due to the higher financial expenses related to accounts receivables factoring; and (iii) a Ch$ 5,943 million increase in tax income due to the price-level restatement of the period.

During Q2 2021, Corporate income tax reached a Ch$ 12,483 million expense, which represents a Ch$ 182,172 million lower profit when compared to same quarter of 2020 primarily due to the Ch$ 187,873 million lower income due to the higher impairment losses mentioned previously that were booked in 2020. This was partly offset by the Ch$ 3,794 higher profit due to the period’s price-level restatement effect.

• 19 •

2.	BALANCE SHEET ANALYSIS

ASSETS (Figures in million Ch$)	Jun-21	Dec-20	Change	% Change

Current Assets	1,076,313	1,026,401	49,912	4.9%
Non Current Assets	7,110,327	6,878,071	232,256	3.4%

Total Assets	8,186,640	7,904,472	282,168	3.6%

Total assets of the Company as of June 30, 2021, increased Ch$ 282,168 million, equivalent to a 3.6% increase when compared to total assets as of December 31, 2020.

Current Assets increased Ch$ 49,912 million as of June 30, 2021. The variations in the main categories are presented below:

•

Current trade accounts receivables and other accounts receivables increased Ch$ 53,035 million, mainly explained by a Ch$ 70,208 million increase in trade accounts receivables partially offset by a lower balance of (i) advance payments to suppliers for Ch$ 6,859 million; (ii) insurance policy compensation related to incidents at Central Tarapacá and Bocamina I for Ch$ 5,360 million; and (iii) employee accounts receivables for Ch$ 4,635 million.

•

Other non-financial current assets increased Ch$ 9,541 million mainly explained by a Ch$ 9,338 increase in the balance of prepaid expenses primarily in the generation business segment related to insurance payments and leases.

These effects were partially offset by:

•

A Ch$ 11,316 million reduction in Current tax assets due to a reduction in monthly employee pension related payments for Ch$ 18,889 million mainly in Enel Generación Chile, partly compensated by a Ch$ 7,173 million increase in such payments in Enel Distribución Chile.

Non-Current Assets increased Ch$ 232,256 million as of June 30, 2021, when compared to December 31, 2020. The variations in the main categories are presented below:

•	Property, plant, and equipment increased by Ch$ 309,900 million, mainly due to (i) an increase in projects under construction for Ch$ 282,968 million, primarily in the generation business; and (ii) a Ch$ 37,584 million increase in exchange differences. These effects were partially compensated by: (i) the period’s depreciation amounting to Ch$ 93,691 million; and (ii) a Ch$ 15,241 million reduction in dismantling and restauration provisions mainly related to the use of higher discount rates.

• 20 •

•

Deferred tax assets increased Ch$ 23,300 million mainly due to an increase in assets as a consequence of tax losses carried forward for Ch$ 32,583 million, of which Ch$ 15,380 million belong to Enel Chile and Ch$ 17,203 to Enel Generación Chile. This was partially offset by: (i) lower assets as a consequence of lower employee benefit provisions for Ch$ 2,591 million in Enel Chile; and (ii) lower dismantling provisions in Enel Generación Chile for Ch$ 3,984 million.

•	Right-of-use assets increased Ch$ 20,019 million, primarily in the EGP Chile Group, due to additional land lease contracts to develop non-conventional renewable energy projects.

These effects were partially compensated by:

•	A Ch$ 136,050 million reduction in Non-Current Trade accounts receivables and other non-current accounts receivables, mainly explained by energy sales account receivables factoring for Ch$ 153,345 million in Enel Generación Chile and EGP Chile related to the Tariff Stabilization Law. These effects were partially offset by a Ch$ 10,501 million increase in trade accounts receivables in the Distribution and Transmission business and Ch$ 6,059 million in the Generation business due to recognizing pending tariff adjustments related to the Tariff Stabilization Law.

LIABILITIES AND EQUITY (Figures in million Ch$)	Jun-21	Dec-20	Change	% Change

Current Liabilities	1,210,169	1,045,480	164,689	15.8%
Non Current Liabilities	3,549,534	3,264,717	284,817	8.7%
Total Equity	3,426,937	3,594,275	(167,338)	(4.7%)
Attributable to the Shareholders of parent company	3,188,622	3,351,916	(163,294)	(4.9%)
Attributable to Non-controlling interest	238,315	242,359	(4,044)	(1.7%)

Total Liabilities and Equity	8,186,640	7,904,472	282,168	3.6%

Total Liabilities of the Company as of June 30, 2021, including Equity, reached Ch$ 8,186,640 million, which represents a 3.6% increase when compared to total liabilities as of December 31, 2020, mainly due to the following:

Current liabilities increased Ch$ 164,689 million. The variations in the main categories are presented below:

•	Current related party accounts payable increased Ch$ 243,006 million, primarily due to an increase in the following accounts payable: (i) Enel SpA for Ch$ 121,883 million, mainly greater dividends payable; (ii) Enel Finance International NV (EFI) for Ch$ 75,884 million related to the new short term debt granted to Enel Chile in April and May 2021 (US$300 million and US$100 million, respectively) for Ch$ 70,629 million; (iii) Enel Global Trading SpA for Ch$ 23,875 million, mainly related to commodity derivative transactions; (iv) GNL Chile for Ch$ 12,496 million related to gas purchases; and (v) Enel Green Power SpA for Ch$ 6,213 million related to technical and other services.

• 21 •

•	Other current provisions increased Ch$ 4,102 million, mainly due to greater restructuring provisions related to the Enel Chile Group’s digitalization strategy for Ch$ 4,066 million.

These effects were partly offset by:

•	Current tax liabilities decreased Ch$ 66,709 million explained by income tax, primarily in Enel Generación Chile Group.

•

Other current non financial liabilities decreased Ch$ 13,088 million, significantly explained by lower value added tax debits and other taxes for Ch$ 12,584 million, primarily in the Enel Distribución Chile Group.

Non-Current Liabilities increased Ch$ 284,817 million as of June 30, 2021, which is explained by the following:

•	Non-current related party trade accounts payable increased Ch$ 245,025 million, mainly explained by an increase in the balance of accounts payable of Enel Chile to EFI related to new loans for Ch$ 216,546 million (US$ 400 million) in addition to the impact of the exchange rate on the Group’s total debt with this related company (US$ 2,044 million) that amounted to Ch$ 18,592 million.

•	Other non-current financial liabilities increased Ch$ 28,209 million, due to: (i) an increase in bonds for Ch$ 19,024 million, primarily resulting from exchange rate differences and indexation; and (ii) the increase in hedging and non-hedging derivative liabilities for Ch$ 8,776 million.

•	Non-current leasing liabilities increased Ch$ 19,524 million, mainly in EGP Chile Group related to new land leasing contracts to develop new non-conventional renewable energy projects.

These effects were partially offset by:

•	Other non-current provisions decreased Ch$ 12,436 million, mainly: (i) lower dismantling and restauration provisions for Ch$ 14,440 million primarily as a result of the use of higher discount rates; and (ii) lower legal claim provisions for Ch$ 5,622 million, all offset by greater restructuring provisions for Ch$ 7,932 million.

• 22 •

Total Equity amounted to Ch$ 3,426,937 million as of June 30, 2021, which represents a 4.7% negative variation when compared to December 31, 2020, mainly explained by the following:

•	Equity attributable to owners of Enel Chile amounted to Ch$ 3,188,622 million, and comprises the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,604,150 million, and Other reserves for negative Ch$ 2,297,632 million.

>	Retained earnings decreased Ch$ 143,287 million mainly due to the period’s dividend payments for Ch$ 212,853 million, partially offset by the period’s net income for Ch$ 63,440 million.

>	Other reserves declined Ch$ 20,006 million, mainly explained by lower cash flow hedge reserves for Ch$ 35,702 million, partially compensated by: (i) higher exchange reserves for Ch$ 13,591 million; and (ii) other various reserves for Ch$ 2,105 million.

•	Equity attributable to non-controlling shareholdings amounted to Ch$ 238,315 million, which represents a Ch$ 4,044 million reduction when compared to the balance at December 31, 2020, mostly due to the Ch$ 3,673 million profit of the period and higher other comprehensive income for Ch$ 2,705 million.

The performance of main financial ratios is the following:

RATIO		UNIT	Jun-21	Dec-20	Jun-20	Change	% Change

Liquidity	Liquidity (1)	Times	0.89	0.98	-	(0.09)	(9.3%)
	Acid-test (2)	Times	0.85	0.96	-	(0.11)	(11.2%)
	Working capital	MMCh$	(133,857)	(19,079)	-	(114,778)	N/A
Leverage	Leverage (3)	Times	1.39	1.20	-	0.19	15.7%
	Short-term debt (4)%		25.4%	24.3%	-	1.1%	4.6%
	Long-term debt (5)%		74.6%	75.7%	-	(1.1%)	(1.5%)
	Financial expenses coverage (6)	Times	2.83	-	5.42	(2.59)	(47.8%)
Profitability	Op. income / Op. Revenues	%	14.4%	-	(33.7%)	48.1%	(142.8%)
	ROE (7)%		11.2%	-	(2.6%)	13.8%	N/A
	ROA (8)%		4.6%	-	(1.1%)	5.7%	N/A

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

• 23 •

>	The current ratio as of June 30, 2021, reached 0.89 times, which represents a 9.3% negative variation when compared to December 2020. This reduction is mainly due to higher trade accounts payable to related parties, primarily related to dividends.

>	Acid test or quick ratio, as of June 30, 2021, was 0.85 times, which represents an 11.2% negative variation when compared to December 31, 2020, which is also due to an increase in current trade accounts payable to related parties.

>	Working capital, as of June 30, 2021, amounted to Ch$ 133,857 million, which represents a Ch$ 114,778 million negative variation when compared to December 31, 2020, for the same reason explained above.

>	The debt ratio was 1.39 times, which means that the level of commitment of Enel Chile equity was 1.39 times for the first semester of 2021 compared to 1.20 times as of December 31, 2020. This weaker result is mainly explained by the increase in accounts payable to related parties, mostly related to dividends and the new loans granted by EFI to Enel Chile (US$400 million).

>	The financial expenses coverage ratio for the first semester of 2021 was 2.83 times, which represents the ability to cover all financial expenses with the EBITDA margin. The 47.8% reduction in this index when compared to the same period of last year is mainly due to the lower EBITDA during this year’s first semester and greater financial expenses, mainly related to invoice factoring this year.

When excluding the extraordinary effects related to fuel inventory write-offs due to the disconnection of Bocamina II booked during the first semester of 2020 and 2021, and the restructuring provisions booked during the first semester of 2021, this index would have declined 43.8% (3.15 as of June 2021 compared to 5.6 as of June 2020).

>	The profitability index was 14.4% as of June 30, 2021, compared to negative 33.7% for the same period of the last year, a 48.1 percentage points improvement mainly due to the impairment loss of Central Bocamina II booked during the first semester of 2020.

When excluding the extraordinary effects booked in 2021 and 2020, the profitability index would have dropped 6.1 percentage points (15.3% as of June 2021 compared to 21.4% as of June 2020).

• 24 •

>	Return on equity of the owners of the controlling shareholder was 11.2% for the period ended June 30, 2021, which represents a 13.8 percentage points increase when compared to the same period of last year. When excluding the extraordinary effects booked during comparable trailing periods mainly related to the impairment of our coal fired power plants, return on equity would have remained stable, dropping only 0.5 percentage points (12.3% as of June 2021 compared to 12.8% as of June 2020).

>	Return on assets was 4.6% for the period ended June 30, 2021, improving 5.7 percentage points when compared to the same period of last year. When excluding the extraordinary effects booked during the comparable trailing periods mainly related to the impairment of our coal fired power plants, return on assets would have remained stable, declining only 0.7 percentage points (5.0% as of June 2021 compared to 5.7% as of June 2020).

• 25 •

3.	MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached Ch$ 10,839 million as of June 30, 2021, which represents a Ch$ 102,999 million reduction when compared to the same period of last year. The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to June 2020, are presented below:

NET CASH FLOW (Figures in million Ch$)	Jun-21	Jun-20	Change	% Change

From Operating Activities	351,189	219,840	131,349	59.8%
From Investing Activities	(440,500)	(254,652)	(185,848)	73.0%
From Financing Activities	100,151	148,651	(48,500)	(32.6%)

Total Net Cash Flow	10,839	113,838	(102,999)	(90.5%)

Net cash flow from operating activities amounted to a Ch$ 351,189 million for the six-month period ended June 30, 2021, which represents a 59.8% increase when compared to June 2020. This cash flow mainly comprises the cash inflows from the collection of sales of goods and services amounting to Ch$ 1,811,766 million, which was partially offset by the following cash outflows: (i) supplier payments for Ch$ 1,212,376 million; (ii) income tax payments for Ch$ 88,317 million; (iii) employee payments for Ch$ 65,796 million; (iv) net insurance premium payments for Ch$ 17,615 million; and (v) other operating cash disbursements for Ch$ 76,473 million, mainly value added tax payments and other taxes.

The most significant operating cash inflow that amounted to Ch$ 131,349 million was primarily due to trade accounts receivables factoring by Enel Generación Chile, EGP Chile and Enel Distribución Chile carried out during the first semester of 2021 for a total Ch$ 263,363 million, offset by higher income tax payments for Ch$ 110,405 million.

Net cash flow used in investing activities amounted to Ch$ 440,500 million for the six-month period ended June 30, 2021.This cash flow comprises the following: (i) Ch$ 426,679 million to purchase (net of sales) property, plant and equipment; and (ii) Ch$ 18,078 million to purchase intangible assets.

The most relevant investment cash outflow when compared to June 2020 for Ch$ 185,848 million is mainly explained by a Ch$ 204,501 million purchase of property, plant and equipment, primarily by EGP Chile Group related to their renewable project portfolio. This cash outflow was partially offset by a Ch$ 18,197 million cash inflow from Enel Generación Chile’s sale of the Quintero-San Luis transmission line.

Net cash flow from financing activities amounted to Ch$ 100,151 million for the six-month period ended June 30, 2021. This cash flow mainly comprises the cash inflow from the new loans granted by EFI to Enel Chile for Ch$ 287,175 million. It was partially offset by the following cash outflows: (i) dividend payments for Ch$ 104,878 million; (ii) interest payments for Ch$ 62,867 million; and (iii) Enel Generación Chile bond payments for Ch$ 16,546 million.

• 26 •

The Ch$ 48,500 million reduction in the financing cash flow when compared to June 2020 is mainly explained by the Ch$ 197,345 million lower level of loans granted by EFI to Enel Chile partially offset by a Ch$ 141,406 million lower dividend payment.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the six-month period ended June 30, 2021, and 2020.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Jun-21	Jun-20	Jun-21	Jun-20

Generation business in Chile	406,756	187,613	79,538	101,199
Distribution & Transmission business in Chile	36,653	51,325	21,342	21,289
Other entities (business different to generation and distribution)	1,467	1,437	325	697

Total Consolidated ENEL CHILE Group	444,876	240,375	101,204	123,185

The most relevant cash outflows originate in the generation business and are related to the construction of new renewable electricity generation projects that amount to Ch$ 406,756 million as of June 30, 2021.

• 27 •

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

These regulations, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

•	Public authorities will approve such environmental impact studies;
•	Public opposition will not lead to delays or modifications to any proposed project;
•	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

• 28 •

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies of the Enel Chile Group follow the guidelines of the Risk Management Control System (SCGR) defined at the Holding level (Enel SpA), which establishes the guidelines for risk management through the respective standards, procedures, systems, etc., which are applied at the different levels of the Enel Chile Group Companies, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business faces continuously. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee, which supports the evaluation and decisions of the Board of Directors of Enel Chile with respect to internal controls and risk management system, as well as those related to the approval of the periodic financial statements.

To comply with this, there is a specific Risk Control and Management policy within each Company, which is reviewed and approved at the beginning of each year by the Board of Directors of Enel Chile, observing and applying local requirements in terms of risk culture.

The company seeks protection for all risks that may affect the achievement of business objectives. In January 2020, a new risk taxonomy has been approved for the entire Enel Group, which considers 6 macro categories and 37 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a distinct role within the broader governance structure of the organization (Business and Internal Controls areas, acting as the first line, Risk Control, acting as the second line and Internal Audit as the third line of defense). Each line of defense has the obligation to inform and keep Senior Management and Directors updated on risk management, with Senior Management being informed by the first and second line of defense and the Board of Directors in turn by the second and third line of defense.

Within each company of the Group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

• 29 •

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	June 30, 2021	December 31, 2020

Fixed Interest Rate	96%	99%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility. In this sense, the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

>	Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

>	Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

>	Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

• 30 •

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the first semester of 2021, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market. It should be noted that the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

>	Fuel purchases for the process of electricity generation.

>	Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of June 30, 2021, the Company held swaps for 456 kBbl of Brent oil to be settled in 2021 and 320 kBbl of Brent oil to be settled in 2022, 405 kTon of Coal API2 to be settled in 2021, for 9.45 TBtu of Henry Hub gas to be settled in 2021, and for 3.79 TBtu of Henry Hub gas to be settled in 2022.

As of December 31, 2020, the Company held swaps for 1,782 kBbl of Brent to be settled in 2021 and 16.8 TBtu of Henry Hub to be settled in 2021.

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the first half of 2021 due to the mitigation strategies implemented.

• 31 •

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For further details regarding the conditions of financial debt and financial derivatives, please refer to Notes 19 and 22 of the Consolidated Financial Statements of Enel Chile as of June 30, 2021.

As of June 30, 2021, the liquidity of Enel Chile Group was Ch$ 333,879 million in cash and cash equivalents and Ch$ 281,438 million in long-term committed credit lines. As of December 31, 2020, the liquidity of Enel Chile Group was Ch$ 332,036 million in cash and cash equivalents and Ch$ 140,643 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In our electricity distribution business, supply cut-off is a power of the company in the event of customers default, which is applied in accordance with current regulations, easing the process of evaluation and control of credit risk, which is also limited. However, the measure of supply cut-off in the event of payment defaults was suspended since March 2020, as a support measure for the most vulnerable customers adopted by Enel Distribución Chile, and subsequently in compliance with Law No. 21,249, which was extended for the second time by Law No. 21,340 published on May 22, 2021, with a new term until December 31, 2021.

With respect to the impact of COVID-19, the results of specific internal analyses did not reveal significant statistical correlations between the main economic indicators (GDP, unemployment rate, etc.) and solvency. However, impairment losses increased in 2020 as a result of an increase in expected credit losses from counterparties.

• 32 •

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

It should be noted that the downward macroeconomic scenarios due to the COVID-19 effect did not have significant impacts on the credit quality of the counterparties.

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

>	Financial Debt
>	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

>	The US$ Libor rate of interest.
>	The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 389,336 million.

• 33 •

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

OTHER RISKS

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile, EGP Chile or Enel Chile could become enforceable, as appropriate.

In connection with the credit line under New York State law, subscribed in June 2019 and maturing in June 2024, prepayment may occur as a result of the non-payment -after any applicable grace period- of any other debt of Enel Chile whose individual outstanding principal amount exceeds the equivalent of US$150 million and whose amount in default also exceeds the equivalent of US$150 million. In addition, this credit line contains provisions under which certain events other than non-payment, such as Enel Chile's bankruptcy, insolvency, adverse enforceable court judgments in excess of US$300 million, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

• 34 •

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements as of June 30, 2021.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of June 30, 2021.

• 35 •

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: July 27, 2021